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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 40)

                         ------------------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

ORDINARY SHARES OF EURO 0.55 PAR VALUE EACH                         87927W10
      (Title of class of securities)                             (CUSIP number)


                           ALEXANDER ROSENZWEIG, ESQ.
                     VICE PRESIDENT AND CHIEF LEGAL OFFICER
                           PIRELLI NORTH AMERICA, INC.
                                75 FIFTH STREET,
                                  SUITE 320-321
                             ATLANTA, GEORGIA 30308
                                 (404) 920-0744

                                 WITH A COPY TO:

                              ELLEN J. ODONER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                 MARCH 30, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 2 of 9
-------------------------------------------------------------              ---------------------------------------------------------
------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         PIRELLI & C. S.p.A.
                            I.R.S. IDENTIFICATION NO. Not Applicable OF ABOVE
                            PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  BK, WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):       [ ]

------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                     182,113,185
       NUMBER OF
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
                            -------------------     ------------------------------------------ -------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
                            -------------------     ------------------------------------------ -------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                182,113,185

                            -------------------     ------------------------------------------ -------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,589,458,544

------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [ ]

------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       19.35%

------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------




                                  Page 2 of 9

-------------------------------------------------------------              ---------------------------------------------------------
CUSIP No.  87927W10                                               13D                                                   Page 3 of 9
-------------------------------------------------------------              ---------------------------------------------------------

------------------------    --------------------------------------------------------------------------------------------------------
           1                NAME OF REPORTING PERSON                         OLIMPIA S.p.A.
                            I.R.S. IDENTIFICATION NO. Not Applicable OF ABOVE
                            PERSON
------------------------    --------------------------------------------------------------------------------------------------------
           2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                (a) [X]
                                                                                                             (b) [ ]
------------------------    --------------------------------------------------------------------------------------------------------
           3                SEC USE ONLY
------------------------    --------------------------------------------------------------------------------------------------------
           4                SOURCE OF FUNDS:                                                  WC
------------------------    --------------------------------------------------------------------------------------------------------
           5                CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):       [ ]

------------------------    --------------------------------------------------------------------------------------------------------
           6                CITIZENSHIP OR PLACE OF ORGANIZATION:                                             Italy
------------------------    --------------------------------------------------------------------------------------------------------
                                    7               SOLE VOTING POWER:                                          0
       NUMBER OF
         SHARES

      BENEFICIALLY
        OWNED BY

          EACH
       REPORTING

      PERSON WITH
                            -------------------     ------------------------------------------ -------------------------------------
                                    8               SHARED VOTING POWER:                                  2,407,345,359
                                                                                                           (See Item 5)
                            -------------------     ------------------------------------------ -------------------------------------
                                    9               SOLE DISPOSITIVE POWER:                                     0

                            -------------------     ------------------------------------------ -------------------------------------
                                    10              SHARED DISPOSITIVE POWER:                             2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                      2,407,345,359
                                                                                                           (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [ ]

------------------------    --------------------------------------------------------------------------------------------------------
          13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                       17.99%
                                                                                                                   (See Item 5)
------------------------    --------------------------------------------------------------------------------------------------------
          14                TYPE OF REPORTING PERSON:                              CO
------------------------    --------------------------------------------------------------------------------------------------------

                  This Amendment No. 40 amends the Statement on Schedule 13D, dated August 9, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by Pirelli S.p.A. (which, as reported in Amendment No. 21 to the Statement on Schedule 13D, subsequently merged with and into Pirelli & C. S.p.A., a company incorporated under the laws of the Republic of Italy), and, commencing with Amendment No. 1 thereto, Olimpia S.p.A., a company incorporated under the laws of the Republic of Italy, with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

                  Pirelli & C., Olimpia, Edizione Holding and Edizione Finance, Hopa, UCI and BCI are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Pirelli & C. and Olimpia in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934. Pirelli & C. and Olimpia are responsible solely for the information contained in their separate filing, except that information contained in the Statement on Schedule 13D concerning any director or officer of Olimpia nominated by Edizione Holding, Hopa, UCI or BCI has been provided by the nominating person or by such nominee director or officer.

ITEM 2.  IDENTITY AND BACKGROUND

         As reported in Item 2 of Amendment No. 39 to the Statement on Schedule 13D, Mr. Stefano Bellaveglia became a director of Olimpia on February 6, 2006. Mr. Bellaveglia's present principal occupation is Vice President of Monte dei Paschi di Siena S.p.A. and his business address is c/- Monte dei Paschi di Siena S.p.A., Piazza Salimbeni 3, Sienna, Italy. Mr. Bellaveglia is an Italian citizen.

         During the past five years, to the knowledge of Pirelli & C. and Olimpia, Mr. Bellaveglia has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

         During the period between March 8, 2006 and March 17, 2006, Pirelli Finance (Luxembourg) S.A. ("PFL"), a wholly-owned subsidiary of Pirelli & C., acquired an aggregate of 10,400,000 Telecom Italia Shares in market transactions effected on the Italian Stock Exchange. Information regarding each such transaction is set forth on Schedule I. PFL obtained the funds required to make such acquisitions from available cash resources.

         Reference is made to the call option described in the letter agreement, dated December 29, 2005, between PFL and JPMorgan Chase Bank N.A. ("JPM"), a copy of which was filed as Exhibit 85 to Amendment No. 37 to the Statement on
Schedule 13D. On March 17, 2006, PFL exercised its call option to acquire

37,500,000 Telecom Italia Shares from JPM for an aggregate exercise price of euro 88,987,500. Settlement of the transaction was effected on March 22, 2006. PFL used funds from available cash resources to purchase the Telecom Italia Shares.

         Reference is made to the call option described in the letter agreement, dated December 29, 2005, between PFL and HSBC Bank Plc ("HSBC"), a copy of which was filed as Exhibit 86 to Amendment No. 37 to the Statement on Schedule 13D. On March 17, 2006, PFL exercised its call option to acquire 37,500,000 Telecom Italia Shares from HSBC for an aggregate exercise price of euro 87,000,000. Settlement of the transaction was effected on March 22, 2006. PFL used funds from available cash resources to purchase the Telecom Italia Shares.

ITEM 4.  PURPOSE OF TRANSACTION

         On March 30, 2006, Olimpia published a notice concerning (among other things) its proposal to fill two vacancies on the board of directors of Telecom Italia by appointing each of Mr. Vittorio Merloni and Ms. Diana Bracco to serve thereon. A copy of the notice is filed as Exhibit 93.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         After giving effect to the acquisition by PFL of the 85,400,000 Telecom Italia Shares referred to in Item 3 above, Pirelli & C. may be deemed to beneficially own 2,589,458,544 Telecom Italia Shares (including the 2,407,345,359 Telecom Italia Shares beneficially owned by Olimpia), representing approximately 19.35% of the total number of Telecom Italia Shares reported to be issued and outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to the New Partners Agreement (as that term is defined in Item 3 of Amendment No. 2 to the Statement on Schedule 13D). On March 27, 2006, BCI notified Olimpia that it was exercising (i) its right to withdraw from the New Partners Agreement, and (ii) its put option to sell its entire holding of 220,939,615 Olimpia shares (representing 4.772% of the total current share capital of Olimpia) to Pirelli for an aggregate price of approximately euro 585,000,000. In addition, on March 28, 2006, UCI notified Olimpia that it was exercising (i) its right to withdraw from the New Partners Agreement, and
(ii) its put option to sell its entire holding of 220,939,615 Olimpia shares (representing 4.772% of the total current share capital of Olimpia) to Pirelli for an aggregate price of approximately euro 585,000,000. Additional information concerning these transactions will be filed by amendment. A press release, dated as of April 5, 2006, issued by Pirelli & C., BCI and UCI in connection with the withdrawal of BCI and UCI from the New Partners Agreement is filed as Exhibit 94.

         Reference is made to the pledge agreement filed as Exhibit No. 74 to Amendment No. 33 to the Statement on Schedule 13D. On March 20, 2006, Olimpia and the Pledgees (as that term is defined in Amendment No. 33 to the Statement on Schedule 13D) entered into a pledge agreement (the "March 2006 Pledge

Agreement") whereby Olimpia pledged an additional 177,570,808 Telecom Italia Shares to secure obligations of Olimpia arising under the revolving credit facility agreement, dated as of January 12, 2005, a copy of which was filed as
Exhibit 75 to Amendment No. 33 to the Statement on Schedule 13D. A copy of the March 2006 Pledge Agreement is filed as Exhibit 95.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

93.      Notice, dated as of March 30, 2006, issued by Olimpia.

94.      Notice, dated as of April 5, 2004, issued by Pirelli & C., UCI and BCI.

95. Pledge Agreement, dated as of March 20, 2006, by and among Olimpia and each of the Pledgees.

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date: April 7, 2006


                                   PIRELLI & C. S.p.A.

                                   By: /s/ Anna Chiara Svelto
                                       ----------------------------------
                                       Name: Anna Chiara Svelto
                                       Title: Attorney-in-fact


                                   OLIMPIA S.p.A.

                                   By: /s/ Luciano Gobbi
                                       ----------------------------------
                                       Name: Luciano Gobbi
                                       Title: Director and Attorney-in-fact

                                  EXHIBIT INDEX
                                  -------------

     Exhibit No.
     -----------

         93.      Notice, dated as of March 30, 2006, issued by Olimpia.

         94. Notice, dated as of April 5, 2004, issued by Pirelli & C., UCI and BCI.

         95. Pledge Agreement, dated as of March 20, 2006, by and among Olimpia and each of the Pledgees.

                                   SCHEDULE I

    ACQUISITIONS BY PFL OF TELECOM ITALIA SHARES - 03/08/06 THROUGH 17/03/06
    ------------------------------------------------------------------------


---------------------------- -------------------------- -----------------------
     TRANSACTION DATE           NUMBER OF SECURITIES     PRICE PER SECURITY(1)
---------------------------- -------------------------- -----------------------

03/08/06                     5,000,000                  2.381079
---------------------------- -------------------------- -----------------------
03/09/06                     1,300,000                  2.376995
---------------------------- -------------------------- -----------------------
03/10/06                     400,000                    2.427425
---------------------------- -------------------------- -----------------------
03/13/06                     3,000,000                  2.447775
---------------------------- -------------------------- -----------------------
03/15/06                     500,000                    2.387385
---------------------------- -------------------------- -----------------------
03/17/06                     200,000                    2.346500
---------------------------- -------------------------- -----------------------